UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 5, 2019

Steadfast Apartment REIT, Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland	000-55428	36-4769184
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

18100 Von Karman Avenue, Suite 500

Irvine, California 92612

(Address of Principal Executive Offices, including Zip Code)

Registrant’s telephone number, including area code: (949) 852-0700

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01	Entry into a Material Definitive Agreement

On August 5, 2019, Steadfast Apartment REIT, Inc. (the “Company” or “STAR”) entered into the Merger Agreements (as defined herein) to acquire each of Steadfast Income REIT, Inc. (“SIR”) and Steadfast Apartment REIT III, Inc. (“STAR III”). As described in greater detail herein, both mergers are stock-for-stock transactions whereby each of SIR and STAR III will be merged into a wholly-owned subsidiary of the Company. The consummation of the Company’s merger with SIR is not contingent upon the completion of the merger with STAR III, and the consummation of the merger with STAR III is not contingent upon the completion of the Company’s merger with SIR.

SIR Merger

On August 5, 2019, the Company, SIR, Steadfast Apartment REIT Operating Partnership, L.P., the Company’s operating partnership (“STAR Operating Partnership”), Steadfast Income REIT Operating Partnership, L.P., the operating partnership of SIR (“SIR Operating Partnership”), and SI Subsidiary, LLC, a wholly owned subsidiary of the Company (“SIR Merger Sub”), entered into an Agreement and Plan of Merger (the “SIR Merger Agreement”). Subject to the terms and conditions of the SIR Merger Agreement, SIR will merge with and into SIR Merger Sub (the “SIR Merger”), with SIR Merger Sub surviving the SIR Merger, such that following the SIR Merger, the surviving entity will continue as a wholly owned subsidiary of the Company. In accordance with the applicable provisions of the Maryland General Corporation Law (the “MGCL”), the separate existence of SIR shall cease.

At the effective time of the SIR Merger and subject to the terms and conditions of the SIR Merger Agreement, each issued and outstanding share of SIR’s common stock (or a fraction thereof), $0.01 par value per share (the “SIR Common Stock”), will be converted into the right to receive 0.5934 shares of STAR’s common stock, $0.01 par value per share (the “STAR Common Stock”).

In addition, each share of SIR Common Stock, if any, then held by any wholly owned subsidiary of SIR or by the Company or any of its wholly owned subsidiaries will no longer be outstanding and will automatically be retired and cease to exist, and no consideration shall be paid, nor any other payment or right inure or be made with respect to such shares of the SIR Common Stock in connection with or as a consequence of the SIR Merger.

SIR Agreement and Plan of Merger

The SIR Merger Agreement contains customary representations, warranties and covenants, including covenants prohibiting SIR and its subsidiaries and representatives from soliciting, providing information or entering into discussions concerning proposals relating to alternative business combination transactions after the SIR Go Shop Period End Time (as defined herein), subject to certain limited exceptions.

Pursuant to the terms of the SIR Merger Agreement, during the period beginning on the date of the SIR Merger Agreement and continuing until 11:59 p.m. New York City time on September 5, 2019 (the “SIR Go Shop Period End Time”), SIR and its subsidiaries and representatives may initiate, solicit, provide information and enter into discussions concerning proposals relating to alternative business combination transactions.

The SIR Merger Agreement also provides that prior to the SIR Stockholder Approval (as defined herein), the board of directors of SIR may withdraw its recommendation of the SIR Merger or make an Adverse Recommendation Change (as defined in the SIR Merger Agreement), subject to complying with certain conditions set forth in the SIR Merger Agreement.

The SIR Merger Agreement may be terminated under certain circumstances, including but not limited to, by either the Company or SIR (in each case, with the prior approval of their respective special committee, each comprised solely of each of the independent directors of the respective board of directors) if the SIR Merger has not been consummated on or before 11:59 p.m. New York time on April 30, 2020, if a final and non-appealable order is entered prohibiting or disapproving the SIR Merger, if the SIR Stockholder Approval has not been obtained or upon a material uncured breach of the respective obligations, covenants or agreements by the other party that would cause the closing conditions in the SIR Merger Agreement not to be satisfied.

In addition, SIR (with the prior approval of its special committee) may terminate the SIR Merger Agreement in order to enter into an “Alternative Acquisition Agreement” with respect to a “Superior Proposal” (each as defined in the SIR Merger Agreement) at any time prior to receipt by SIR of the SIR Stockholder Approval pursuant to the terms of the SIR Merger Agreement.

The Company may terminate the SIR Merger Agreement at any time prior to the receipt of the SIR Stockholder Approval, in certain limited circumstances, including upon an Adverse Recommendation Change.

If the SIR Merger Agreement is terminated in connection with SIR’s acceptance of a Superior Proposal or making an Adverse Recommendation Change, then SIR must pay to the Company a termination fee of (i)(A) $8,694,218 if such termination occurs no later than seven business days after (x) the SIR Go Shop Period End Time or (y) the end of the specified period for negotiations with the Company following notice (received within five business days of the SIR Go Shop Period End Time) that SIR intends to enter into a Superior Proposal or (B) $20,866,122 if it occurred thereafter and (ii) up to $2,000,000 as reimbursement for STAR’s Expenses (as defined in the SIR Merger Agreement).

The obligation of each party to consummate the SIR Merger is subject to a number of conditions, including receipt of the approval of holders of a majority of the outstanding shares of the SIR Common Stock (the “SIR Stockholder Approval”), delivery of certain documents and legal opinions, the truth and correctness of the representations and warranties of the parties, subject to the materiality standards contained in the SIR Merger Agreement, the redemption by SIR of 1,000 shares of non-participating, non-voting convertible stock of SIR with a par value of $0.01 per share and the redemption by the Company of 1,000 shares of non-participating, non-voting convertible stock of STAR with a par value of $0.01 per share (the “STAR Convertible Stock”), the effectiveness of the registration statement on Form S-4 to be filed by the Company to register the shares of the STAR Common Stock to be issued as consideration in the SIR Merger, and the absence of a SIR Material Adverse Effect or STAR Material Adverse Effect (as each term is defined in the SIR Merger Agreement).

The Company’s obligation to consummate the SIR Merger is not subject to a financing condition. Until the effective time of the SIR Merger, the Company and SIR are each permitted to continue paying distributions based on daily record dates and in amounts consistent with recent distributions.

The foregoing description of the SIR Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the SIR Merger Agreement, which is filed as Exhibit 2.1 and is incorporated herein by reference. A copy of the SIR Merger Agreement has been included to provide stockholders with information regarding its terms and conditions, and is not intended to provide any factual information about the Company or SIR. The representations, warranties and covenants contained in the SIR Merger Agreement have been made solely for the benefit of the parties to the SIR Merger Agreement, and are not intended as statements of fact to be relied upon by the Company’s stockholders, but rather as a way of allocating the risk between the parties to the SIR Merger Agreement in the event the statements therein prove to be inaccurate. Statements made in the SIR Merger Agreement have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the SIR Merger Agreement, which disclosures are not reflected in the SIR Merger Agreement attached hereto. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Accordingly, stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or SIR. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the SIR Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 8-K not misleading.

STAR III Merger

On August 5, 2019, the Company, STAR III, STAR Operating Partnership, Steadfast Apartment REIT III Operating Partnership, L.P., the operating partnership of STAR III (“STAR III Operating Partnership”), and SIII Subsidiary, LLC, a wholly owned subsidiary of the Company (“STAR III Merger Sub”), entered into an Agreement and Plan of Merger (the “STAR III Merger Agreement” and together with the SIR Merger Agreement, the “Merger Agreements”). Subject to the terms and conditions of the STAR III Merger Agreement, STAR III will merge with and into STAR III Merger Sub (the “STAR III Merger” and together with SIR Merger, the “Mergers”), with STAR III Merger Sub surviving the STAR III Merger, such that following the STAR III Merger, the surviving entity will continue as a wholly owned subsidiary of the Company. In accordance with the applicable provisions of the MGCL, the separate existence of STAR III shall cease.

At the effective time of the STAR III Merger and subject to the terms and conditions of the STAR III Merger Agreement, each issued and outstanding share of STAR III’s common stock (or a fraction thereof), $0.01 par value per share (the “STAR III Common Stock”), will be converted into the right to receive 1.430 shares of the STAR Common Stock.

In addition, each share of STAR III Common Stock, if any, then held by any wholly owned subsidiary of STAR III or by the Company or any of its wholly owned subsidiaries will no longer be outstanding and will automatically be retired and cease to exist, and no consideration shall be paid, nor any other payment or right inure or be made with respect to such shares of STAR III Common Stock in connection with or as a consequence of the STAR III Merger.

STAR III Agreement and Plan of Merger

The STAR III Merger Agreement contains customary representations, warranties and covenants, including covenants prohibiting STAR III and its subsidiaries and representatives from soliciting, providing information or entering into discussions concerning proposals relating to alternative business combination transactions after the STAR III Go Shop Period End Time (as defined herein), subject to certain limited exceptions.

Pursuant to the terms of the STAR III Merger Agreement, during the period beginning on the date of the STAR III Merger Agreement and continuing until 11:59 p.m. New York City time on September 19, 2019 (the “STAR III Go Shop Period End Time”), STAR III and its subsidiaries and representatives may initiate, solicit, provide information and enter into discussions concerning proposals relating to alternative business combination transactions.

The STAR III Merger Agreement also provides that prior to the STAR III Stockholder Approval (as defined herein), the board of directors of STAR III may withdraw its recommendation of the STAR III Merger or make an Adverse Recommendation Change (as defined in the STAR III Merger Agreement), subject to complying with certain conditions set forth in the STAR III Merger Agreement.

The STAR III Merger Agreement may be terminated under certain circumstances, including but not limited to, by either the Company or STAR III (in each case, with the prior approval of their respective special committee, each comprised solely of certain independent directors of the respective board of directors) if the STAR III Merger has not been consummated on or before 11:59 p.m. New York time on April 30, 2020, if a final and non-appealable order is entered prohibiting or disapproving the STAR III Merger, if the STAR III Stockholder Approval has not been obtained or upon a material uncured breach of the respective obligations, covenants or agreements by the other party that would cause the closing conditions in the STAR III Merger Agreement not to be satisfied.

In addition, STAR III (with the prior approval of its special committee) may terminate the STAR III Merger Agreement in order to enter into an “Alternative Acquisition Agreement” with respect to a “Superior Proposal” (each as defined in the STAR III Merger Agreement) at any time prior to receipt by STAR III of the STAR III Stockholder Approval pursuant to the terms of the STAR III Merger Agreement.

The Company may terminate the STAR III Merger Agreement at any time prior to the receipt of the STAR III Stockholder Approval, in certain limited circumstances, including upon an Adverse Recommendation Change.

If the STAR III Merger Agreement is terminated in connection with STAR III’s acceptance of a Superior Proposal or making an Adverse Recommendation Change, then STAR III must pay to the Company a termination fee of (i)(A) $2,660,000 if such termination occurs no later than five (5) business days after (x) the STAR III Go Shop Period End Time or (y) the end of the specified period for negotiations with the Company following notice (received within five (5) business days of the STAR III Go Shop Period End Time) that STAR III intends to enter into a Superior Proposal or (B) $5,320,000 if it occurred thereafter.

The obligation of each party to consummate the STAR III Merger is subject to a number of conditions, including receipt of the approval of holders of a majority of the outstanding shares of the STAR III Common Stock (the “STAR III Stockholder Approval”), delivery of certain documents and legal opinions, the truth and correctness of the representations and warranties of the parties, subject to the materiality standards contained in the STAR III Merger Agreement, the redemption by the Company of 1,000 shares of the STAR Convertible Stock, the effectiveness of the registration statement on Form S-4 to be filed by the Company to register the shares of the STAR Common Stock to be issued as consideration in the STAR III Merger, and the absence of a STAR III Material Adverse Effect or STAR Material Adverse Effect (as each term is defined in the STAR III Merger Agreement). The consummation of the STAR III Merger is not contingent upon the completion of the SIR Merger, and the consummation of the STAR III Merger is not a contingency of the completion of the SIR Merger.

The Company’s obligation to consummate the STAR III Merger is not subject to a financing condition. Until the effective time of the STAR III Merger, the Company and STAR III are each permitted to continue paying distributions based on daily record dates and in amounts consistent with recent distributions.

The foregoing description of the STAR III Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the STAR III Merger Agreement, which is filed as Exhibit 2.2 and is incorporated herein by reference. A copy of the STAR III Merger Agreement has been included to provide stockholders with information regarding its terms and conditions, and is not intended to provide any factual information about the Company or STAR III. The representations, warranties and covenants contained in the STAR III Merger Agreement have been made solely for the benefit of the parties to the STAR III Merger Agreement, and are not intended as statements of fact to be relied upon by the Company’s stockholders, but rather as a way of allocating the risk between the parties to the STAR III Merger Agreement in the event the statements therein prove to be inaccurate. Statements made in the STAR III Merger Agreement have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the STAR III Merger Agreement, which disclosures are not reflected in the STAR III Merger Agreement attached hereto. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Accordingly, stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or STAR III. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the STAR III Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 8-K not misleading.

Combined Company

The combined company after the Mergers (the “Combined Company”) will retain the name “Steadfast Apartment REIT, Inc.” Each Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.

If the Mergers were to occur today, the Combined Company’s portfolio would consist of 71 properties in 14 states with an average effective rent of $1,158. Based on occupancy as of June 30, 2019, the Combined Company’s portfolio is expected to have an occupancy rate of 94%, an average age of 20 years and gross real estate assets of $3.3 billion.

Amended and Restated Advisory Agreement

Concurrently with the entry into the Merger Agreements, the Company and Steadfast Apartment Advisor, LLC (“STAR Advisor”) entered into the Amended and Restated STAR Advisory Agreement (the “Amended STAR Advisory Agreement”), which shall become effective at the effective time of the earlier of the SIR Merger or the STAR III Merger. The Amended STAR Advisory Agreement will amend STAR’s existing advisory agreement, dated as of December 13, 2013, as amended, to lower certain fees and to change the form of consideration for the Investment Management Fee (as defined therein) so that such fees are paid 50% in cash and 50% in STAR Common Stock. In addition, the Amended STAR Advisory Agreement provides for a Subordinated Incentive Listing Fee and Subordinated Share of Net Sales Proceeds (each as defined therein) to be payable to the STAR Advisor.

Pursuant to the Merger Agreement, STAR Advisor may request to receive a new class of convertible stock in exchange for the STAR Convertible Stock owned in lieu of the incentive and performance fees provided for in the Amended STAR Advisory Agreement; provided that such request must be made prior to the consummation of either of the Mergers.

The foregoing description of the Amended STAR Advisory Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended STAR Advisory Agreement, which is filed as Exhibit 10.1 and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On August 6, 2019, the Company posted to its website (http://www.steadfastreits.com) a presentation prepared by the Company, SIR and STAR III containing certain information related to the proposed Mergers. A copy of the presentation is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein solely for purposes of this Item 7.01 disclosure.

The Company is also sending a letter to its stockholders regarding the matters disclosed in Item 8.01 of this Current Report on Form 8-K and the proposed Mergers. A copy of the stockholder letter is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein solely for purposes of this Item 7.01 disclosure.

Pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), the information in this Item 7.01 disclosure, including Exhibits 99.1 and 99.2, and information set forth therein, is deemed to have been furnished and shall not be deemed to be “filed” under the Securities Exchange Act of 1934, as amended.

Item 8.01	Other Events.

Amended and Restated Share Repurchase Plan

In connection with the transactions contemplated herein, on August 5, 2019, the Board approved the Amended and Restated Share Repurchase Plan (the “Amended & Restated SRP”), which will become effective thirty (30) days following the filing of this Current Report on Form 8-K and will apply beginning with repurchases made on the repurchase date (as defined in the Amended & Restated SRP) with respect to the third quarter of 2019. Under the Amended & Restated SRP, the Company will only repurchase shares of common stock in connection with the death or qualifying disability (as determined by the Company’s board in its sole discretion) of a stockholder, subject to certain terms and conditions specified in the Amended & Restated SRP. The Company expects that the board of directors of the Combined Company will determine the terms of the share repurchase plan at a later date following consummation of the Mergers. Except as set forth in this Current Report on Form 8-K, the material terms of the Amended & Restated SRP remain unchanged from those reported in the Company’s Annual Report for the year ended December 31, 2018, as filed with the SEC on March 14, 2019. The foregoing description of the Amended & Restated SRP does not purport to be complete and is subject to, and qualified by its entirety by, the Amended & Restated SRP that is filed as Exhibit 99.3 to this Current Report on Form 8-K, and incorporated herein by reference.

ADDITIONAL INFORMATION ABOUT THE MERGERS

In connection with the proposed Mergers, the Company will prepare and file with the SEC (i) a registration statement on Form S-4 containing a proxy statement/prospectus jointly prepared by the Company and SIR and (ii) a registration statement on Form S-4 containing a proxy statement/prospectus jointly prepared by the Company and STAR III, and other related documents. The proxy statement/prospectus will contain important information about the proposed Mergers and related matters. INVESTORS ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY, SIR AND STAR III, AS APPLICABLE, WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SIR, STAR III AND EACH PROPOSED MERGER. Investors and stockholders of the Company, SIR and STAR III may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by the Company, SIR and STAR III with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company, SIR and STAR III with the SEC are also available free of charge on the Company’s, SIR’s and STAR III’s website at www.steadfastreits.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGERS

The Company, SIR and STAR III and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the SIR’s and STAR III’s stockholders, as applicable, in respect of the applicable proposed Merger. Information regarding the Company’s directors and executive officers can be found in the Company’s most recent Annual Report on Form 10-K filed on March 14, 2019. Information regarding SIR’s directors and executive officers can be found in SIR’s most recent Annual Report on Form 10-K filed on March 15, 2019. Information regarding STAR III’s directors and executive officers can be found in STAR III’s most recent Annual Report on Form 10-K filed on March 15, 2019. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed Mergers if and when they become available. These documents are available free of charge on the SEC’s website and from the Company, SIR or STAR III, as applicable, using the sources indicated above.

Forward-Looking Statements

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; the Company can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the risk that the proposed Mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreements; the inability to obtain the SIR Stockholder Approval or the STAR III Stockholder Approval or the failure to satisfy the other conditions to completion of the proposed Mergers; risks related to disruption of management’s attention from the ongoing business operations due to the proposed Mergers; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of the Company, SIR or STAR III; and other factors, including those set forth in the Risk Factors section of the Company’s most recent Annual Report on Form 10-K filed with the SEC, and other reports filed by the Company with the SEC, copies of which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 5, 2019, by and among Steadfast Apartment REIT, Inc., Steadfast Apartment REIT Operating Partnership, L.P., SI Subsidiary, LLC, Steadfast Income REIT, Inc. and Steadfast Income REIT Operating Partnership, L.P.*

2.2	Agreement and Plan of Merger, dated as of August 5, 2019, by and among Steadfast Apartment REIT, Inc., Steadfast Apartment REIT Operating Partnership, L.P., SIII Subsidiary, LLC, Steadfast Apartment REIT III, Inc. and Steadfast Apartment REIT III Operating Partnership, L.P.*

10.1	Amended and Restated STAR Advisory Agreement, dated as of August 5, 2019, by and among Steadfast Apartment REIT, Inc., Steadfast Apartment REIT Operating Partnership, L.P. and Steadfast Apartment Advisor, LLC

99.1	Presentation dated August 6, 2019

99.2	Letter to Stockholders

99.3	Amended and Restated Share Repurchase Plan

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STEADFAST APARTMENT REIT, INC.

Date: August 6, 2019	By:	/s/ Kevin J. Keating
Kevin J. Keating
Chief Financial Officer and Treasurer